

July 6, 2012

<u>Via E-mail</u>
Mr. Charles R. Elliott
Chief Financial Officer
Roberts Realty Investors, Inc.
450 Northridge Parkway, Suite 302
Atlanta, GA 30350

      RE: **Roberts Realty Investors, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 2, 2012
               File No. 1-13183

Dear Mr. Elliott:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Consolidated Balance Sheets, page F-2</u>

1. Please tell us how you determined it was appropriate to classify Noncontrolling Interest – Operating Partnership outside of permanent equity.

<u>Note 8. Impairment Loss on Real Estate Assets, page F-21</u>

2. We note that during 2011, you concluded that the carrying values of your operating properties were recoverable. In light of your disclosures elsewhere that the Northridge office building and the Spectrum retail centers are producing negative cash flow and that you may seek to modify the related loans or transfer one or both of the retail centers to the lender in satisfaction of the debt, please tell us how you determined that the operating properties were not impaired as of December 31, 2011, and provide the results of any impairment tests performed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant